Filed by ESB Financial Corporation (Commission File No. 0-19345)
                         and WSB Holding Company (Commission File No. 0-22997)
                            pursuant to Rule 425 of the Securities Act of 1933



                        ESB FINANCIAL CORPORATION

                           600 Lawrence Avenue
                     Ellwood City, Pennsylvania 16117
                               724.758.5584

                              PRESS RELEASE

FOR IMMEDIATE RELEASE                             CONTACT:
May 16, 2001                                      Charlotte A. Zuschlag
                                                  President and Chief
                                                  Executive Officer
                                                  724.758.5584

                                                  Robert D. Neudorfer
                                                  President and Chief
                                                  Executive Officer
                                                  WSB Holding Company
                                                  412.231.7297

            ESB FINANCIAL CORPORATION AND WSB HOLDING COMPANY
                          ANNOUNCE PLANS TO MERGE

Ellwood City and Pittsburgh, Pennsylvania. ESB Financial Corporation ("NASDAQ"
NMS: ESBF) and WSB Holding Company (OTC: WSBH) announced today that they have signed a definitive merger agreement wherein ESB Financial Corporation will acquire WSB Holding Company headquartered on the North Shore of Pittsburgh. Workingmens Bank, the wholly owned subsidiary of WSB Holding Company, has $42.7 million in assets and two branches, both in Allegheny County. ESB Financial Corporation is the parent holding company of ESB Bank, a sixteen branch, full service community bank headquartered in Ellwood City, PA. This acquisition expands ESB Bank's presence in Allegheny County from nine to eleven full service locations.

Under the terms of the agreement, WSB Holding Company and Workingmens Bank will merge into ESB Financial Corporation and ESB Bank, respectively. Each common share of WSB Holding Company will receive the right to elect to receive $17.10 in cash or in ESB Financial Corporation common stock, subject to an overall requirement that 51% of the total outstanding WSB Holding Company common stock to be exchanged for stock.


Charlotte A. Zuschlag, President and CEO of ESB Financial Corporation, stated, "we believe that WSB Holding Company is an excellent banking franchise that would provide a very attractive means for ESB Bank to expand its operations. Workingmens serves a market that ESB Bank is very familiar with and has been looking to further expand its delivery system in that market." Ms. Zuschlag added that she was "pleased that WSB Holding Company had elected to join ESB Financial."

Robert D. Neudorfer, President and Chief Executive Officer of WSB Holding Company and Workingmens Bank, stated that he is "very pleased to be joining with ESB Financial Corporation and looks forward to the benefits this affiliation will offer our shareholders, employees, and customers."

As part of the transaction, ESB Financial Corporation received an option to purchase, under certain conditions, up to 19.9% of the outstanding common stock of WSB Holding Company.

The total value of the acquisition is approximately $5.2 million and is conditioned upon necessary regulatory and shareholder approvals, and other customary conditions. The merger is anticipated to be consummated in the fourth quarter of this year.

ESB Financial Corporation is the parent holding company of ESB Bank that offers a wide variety of financial products and services. The common stock of ESB Financial is traded on the Nasdaq Stock Market System under the symbol of "ESBF".

ESB Financial and WSB Holding will be filing relevant documents concerning the merger with the Securities and Exchange Commission ("SEC"), including a registration statement on Form S-4 containing a prospectus/proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by ESB Financial will be available free of charge from the Secretary of ESB Financial at 600 Lawrence Avenue, Ellwood City, Pennsylvania 16117, telephone
(724) 758-5584 and documents filed with the SEC by WSB Holding will be available free of charge from the Secretary of WSB Holding at 807 Middle Street, Pittsburgh, Pennsylvania 15212, telephone (412) 231-7297. WSB Holding and its directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. WSB HOLDING INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.